Telephone: +852 2826 8688 Facsimile: +852 2522 2280 WWW.SULLCROM.COM Partners M. G. DESOMBRE • C. Y. Lin • J. J. Logie • K. I. NG • G. Wong

20th Floor

Alexandra House
18 Chater Road, Central

Hong Kong

with affiliated offices in

Beijing • Melbourne • Sydney • Tokyo

Brussels • Frankfurt • london • paris

los angeles • New York • Palo Alto • washington, D.C.

August 15, 2022

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Matthew Derby

   Joshua Shainess

   Melissa Kindelan

   Christine Dietz

Re:	Perfect Corp.

Amendment No. 2 to Registration Statement on Form F-4

Filed July 8, 2022

File No. 333-263841

Ladies and Gentlemen:

Perfect Corp. (the “Company”) has filed today, via EDGAR, this letter and the Amendment No. 3 to the Company’s registration statement on Form F-4 (the “Amendment No. 3”) with the Securities and Exchange Commission (the “Commission”). The Company previously filed the Amendment No. 2 to its registration statement on Form F-4 on July 8, 2022 (the “Amendment No. 2”) with the Commission. The Amendment No. 3 has revised the Amendment No. 2 to reflect the Company’s responses to the comment letter to the Amendment No. 2, dated July 29, 2022, from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment No. 3.

Sullivan & Cromwell (Hong Kong) LLP is affiliated with Sullivan & Cromwell LLP, a limited liability partnership established under the laws of the State of New York

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the Amendment No. 3 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Amendment No. 2, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Amendment No. 2; the page numbers in the Company’s responses refer to page numbers in the Amendment No. 3.

Risk Factors

We have minted and may further mint NFTs..., page 78

1.	We note the statements in the risk factor on page 78 that the legal test for determining whether a particular crypto asset is a security “evolves over time” and that the “SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Amendment No. 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting the Results of Operations

Our ability to monetize our services, page 237

2.	Please further revise to clarify that the 65.4% of total revenue in 2021 is the percentage of brand revenue to total revenue. Also, disclose the percentage of revenue generated by Key Customers, percentage of revenue from brands generated by key customers, and percentage of brand revenue to total revenue for each period presented, to add context to the discussion.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 237 of the Amendment No. 3.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

3.	We note in response to prior comment 11 you indicate the percentages of revenue from non-Key Customer brands, consumers subscribing for premium value-added functions in your mobile apps, and advertisement network service providers. Please revise your disclosures here to include these percentages for each period presented. Further, disclose the MAUs used to monitor the mobile app subscription business and tell us your consideration for disclosing the number of subscriptions for each period. Also, consider providing the information requested here and in the comment above in a table for easier reference and comparison.

Response:

In response to the Staff’s comment hereof and in conjunction with Comment No. 2, the Company has revised the disclosure on pages 237 and 238 of the Amendment No. 3. The Company respectfully advises the Staff that average MAUs and average monthly active subscribers are the primary metrics that the Company uses to analyze and manage its mobile apps subscription business, and the Company believes they are appropriate metrics to provide investors with information on how the Company can monetize its mobile apps services. The Company also respectfully advises the Staff that, while the revenue contribution from mobile apps subscribers as a percentage of its total revenue has been increasing from 2019 to 2021 due to the increases of average monthly active subscribers in 2020 and 2021, such percentage may not further increase or may decrease in the near future if the average MAUs continue to decrease.

Notes to Unaudited Condensed Financial Statements

Note 8 Subsequent Events, page F-38

4.	Please revise to disclose the June 2022 Note as described on page 188.

Response:

The Company respectfully advises the Staff that the Company has updated Provident’s unaudited condensed financial statements to cover the three and six months ended and as of June 30, 2022 and 2021 and the related notes to such financial statements. The details of the June 2022 Note is disclosed in Note 5 — Related Party Transactions on page F-36 of the Amendment No. 3 in lieu of Note 8 — Subsequent Events.

General

5.	We note your response to comment 10 and have the following comments:

•	Please describe in greater detail how the NFTs operate (i.e., how do consumers use them) and the use case for the NFTs in the context of a “virtual try-on” for fashion and beauty products. Please also explain why you refer to these products as NFTs when they appear to be fungible given the quantities of each that are minted.

•	Please supplementally provide us with a more detailed description of the subscription service you intend to offer when you deploy the SaaS module. Please also explain to us how you will operate this service to ensure that NFTs minted through the module will not be securities and, therefore, that you are not facilitating, or causing you to engage in, transactions in unregistered securities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 225 of the Amendment No. 3. The Company respectfully advises the Staff that according to OpenSea, the platform we minted our NFTs, there are two types of NFTs: 1/1 NFTs and semi-fungible NFTs. Semi-fungible NFTs, known by their token standard ERC-1155 on Ethereum, are NFTs that are distinct from other NFTs, but might have a quantity greater than one. All NFTs minted by the Company are semi-fungible NFTs. The Company confirms that the contemplated SaaS module subscription service in connection with NFTs has never been deployed. As disclosed in the Amendment No. 3, the Company has decided to suspend its NFT related business indefinitely because the Company’s management is of the view that the benefits of developing such business are outweighed by the potential costs, including the expected high compliance cost in connection with previously contemplated offering of virtual try-on solution technology to brand customers that mint their own NFTs.

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United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

If you would like to discuss any aspect of the Amendment No. 3, please contact Ching-Yang Lin at +852-2826-8606 or by email(linc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin Partner Sullivan & Cromwell (Hong Kong) LLP

cc: (via e-mail)

Alice H. Chang, Chief Executive Officer of Perfect Corp.

Michael Aw, Chief Executive Officer of Provident Acquisition Corp.

James C. Lin, Esq., Partner

Howard Zhang, Esq., Partner

Davis Polk & Wardwell LLP

Alan Chien, Partner

PricewaterhouseCoopers Taiwan